“2011, Año del Turismo en Mexico”.

DIRECCIÓN CORPORATIVA DE FINANZAS
GERENCIA JURÍDICA DE FINANZAS

Mexico City, October 14, 2011.

Cecilia Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Petróleos Mexicanos Form 20-F for the Fiscal Year Ended December 31, 2010 Filed June 30, 2011 File No. 000-00099

Dear Ms. Blye:

By letter dated September 29, 2011, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on Petróleos Mexicanos’ annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”), which was filed with the Commission on June 30, 2011.  In response to your comments and on behalf of Petróleos Mexicanos, its subsidiary entities and its consolidated subsidiary companies (collectively, “PEMEX”), we hereby submit the responses below.  For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments.

General

1.
We are aware of recent news articles regarding your plans to explore for oil, and enter into partnerships to explore for oil, off the coast of Cuba. Cuba is designated by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. asset and export controls. Your 20-F does not include any information regarding contacts with Cuba. Please tell us about your past, current or anticipated contacts with Cuba, whether through affiliates, subsidiaries, resellers or other direct or indirect arrangements. Your response should describe any agreements, commercial arrangements, or other contacts with the government of Cuba or entities controlled by the Cuban government.

After having made the necessary inquiries within PEMEX, we confirm that PEMEX does not have any current agreements, commercial arrangements or other contacts with Cuba, the government of Cuba or entities controlled by the Cuban government, either directly or indirectly, and did not have any agreements, commercial arrangements or other contacts during the period covered by the 2010 Form 20-F through the present.  We further confirm that Petróleos Mexicanos does not have any current plans to explore for oil, or enter into any partnerships to explore for oil, in Cuban offshore territory.  We have inquired of our subsidiaries and they have confirmed as well that they do not have any current plans to explore for oil, or enter into any partnerships to explore for oil, in Cuban offshore territory.

PETRÓLEOS MEXICANOS

www.pemex.com

Mexico has diplomatic relations with Cuba and is a member of international organizations in which Cuba participates.  As a result, there may be intergovernmental or other contacts between Mexico and Cuba, the Cuban government or entities controlled by the Cuban government.  Our response is limited to contacts of PEMEX, including the subsidiary entities and subsidiary companies referred to above.  We are aware, however, that Mexico, through the Ministries of Foreign Relations and Energy, may at some point in the future consider entering into a non-commercial arrangement for the exchange of scientific and technical knowledge with the Cuban government.  Through this arrangement, if it is negotiated and entered into, the Mexican Government would work together with the Cuban government to formulate a contingency plan to respond to hydrocarbon and toxic substance spills in marine areas and would exchange environmental, scientific and technological knowledge related to exploration and production activities in the Gulf of Mexico, which may include the participation and cooperation of technical experts from PEMEX at the request of such Ministries.  This arrangement would be strictly non-commercial, i.e., no transfer of funds among the parties would occur.  However, no such arrangement has been entered into or negotiated as of the date of this response.  Accordingly, PEMEX has concluded that it would not be appropriate to add any disclosure of this potential arrangement at this time, as it is purely speculative.

PEMEX is aware that the U.S. government has designated Cuba as a state sponsor of terrorism and that Cuba is subject to U.S. asset and export controls.  PEMEX is also aware of E.U. and U.N. Security Council restrictions applicable to Cuba.  PEMEX does not currently conduct any commercial activities with Cuba or entities controlled by the Cuban government and therefore complies with the controls and restrictions applicable to it and intends fully to comply with those controls and restrictions in the future.

2.
Please discuss the materiality of any contact with Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various states have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba.

As discussed above, PEMEX does not currently conduct any business, directly or indirectly, with Cuba or Cuban government-controlled entities.  Moreover, we do not believe that the contacts of the Mexican government described above are quantitatively or qualitatively material, or would constitute a material investment risk for our investors, since they have had no affect on our revenues, assets or liabilities.  If PEMEX’s contacts with the Cuban government or Cuban government-owned oil company increase in the future, we will make a new analysis of the materiality of those contacts and the potential impact of those activities on our business, our reputation and the value of our debt securities.1

Finally, we are aware of legislation that has been adopted by some state legislatures that requires state pension funds and other managers of state-invested money to report on, and in some instances divest, their investments in companies that do business with, or have ties to, countries identified by the U.S. Secretary of State as state sponsors of international terrorism, including Cuba.  We do not believe that the proposition or application of such state statutes would impact our conclusions regarding the absence of material investment risk arising from our contacts with Cuba, because we believe our contacts with Cuba are so insignificant that they would not prevent investors from acquiring our debt securities.

______________________________________
1 A potential impact on share value is not relevant since we have no publicly traded equity securities.  Under the Political Constitution of Mexico, all of our equity must be owned by the Mexican government.

PETRÓLEOS MEXICANOS

www.pemex.com

* * * *

In accordance with the requests at the end of your letter, PEMEX hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and PEMEX may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or require any additional information, please do not hesitate to contact me at (011) (52) (55) 1944-9326 or Wanda J. Olson at (212) 225-2730.

PETRÓLEOS MEXICANOS
By:	/s/ Eduardo Raúl Calvo Barbeau Eduardo Raúl Calvo Barbeau Associate Managing Director of Financial Legal Affairs

cc:	Mr. Roger Schwall
Mr. Jennifer Hardy
Securities and Exchange Commission

Mr. Juan José Suárez Coppel
Mr. Ignacio Quesada Morales
Mr. Mauricio Alazraki Pfeffer
Mr. Víctor Cámara Peón
Mr. Rolando Galindo Galvez
Mr. Francisco J. Torres Suárez
Mr. Arturo Delpech del Ángel
Petróleos Mexicanos

Ms. Wanda J. Olson
Mr. Grant M. Binder
Mr. Alex J. Speyer
Ms. Sofía D. Martos
Cleary Gottlieb Steen & Hamilton LLP

PETRÓLEOS MEXICANOS

www.pemex.com